ARYA Sciences Acquisition Corp III
51 Astor Place, 10th Floor
New York, NY 10003
May 10, 2021
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549
Attention: Abby Adams and Joe McCann

Re:	ARYA Sciences Acquisition Corp III
Amendment No. 2 to Registration Statement on Form S-4
Filed April 26, 2021
File No. 333-254796
Dear Ms. Adams and Mr. McCann:
This letter sets forth responses of ARYA Sciences Acquisition Corp III (“ARYA”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated May 6, 2021, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”).
The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth ARYA’s response to each of the numbered comments immediately below each numbered comment.
In addition, ARYA has proposed certain revisions to the Registration Statement as set forth on the Exhibits to this letter, which revisions ARYA proposes to incorporate in an amendment to the Registration Statement.
Amendment No. 2 to Registration Statement on Form S-4
Q. Did the ARYA Board obtain a third-party valuation or fairness opinion,.., page viii
1.Staff's Comment: We refer to prior comment 1. Please reconcile the revised disclosures on page viii with the revised disclosures on page 114-115. In this regard, we note the disclosure on page viii indicates that ARYA and Nautilus ultimately agreed to a $900 million valuation of Nautilus based on, among other items, information that ARYA had received from Nautilus and the valuation of comparable companies in Nautilus’ industry; however, the revised disclosure on page 114 indicates that the the $900 million valuation was determined in early December 2020 and that the Comparable Company Analysis was conducted several weeks later in February 2021.
Response: ARYA respectfully acknowledges the Staff’s comment and in response to the comment has proposed certain revisions to the Registration Statement as set forth on Exhibit A attached hereto, which ARYA proposes to incorporate in an amendment to the Registration Statement.

Q. What are the U.S, federal income tax consequences of the Domestication?, page xiii
2.Staff's Comment: We note your response to prior comment 10. Please revise page viii to highlight that there is uncertainty in the tax consequences of the Domestication to U.S. shareholders of ARYA because of the effects of Section 367(b), ARYA’s status as a PFIC, and the application of Section 1291(f) and, as such, tax counsel is unable to opine on the tax consequences. Also, revise the disclosure on page xv and elsewhere to state that redemption is a taxable transaction and explain the exception, or disclose the reason(s) for the uncertainty.
Response: ARYA respectfully acknowledges the Staff’s comment and has proposed certain revisions to the Registration Statement, as set forth on Exhibit B attached hereto, in order to more clearly state the tax consequences of the redemption rights to U.S. Holder ARYA.
Background to the Business Combination, page 103
3.Staff's Comment: We note your revised disclosures in response to prior comment 2. Please revise to clarify the date(s) that the parties negotiated and signed the non-binding term sheet and the date that Nautilus and/or its representatives provided the preliminary projections to ARYA.
Response: ARYA respectfully acknowledges the Staff’s comment and in response to the comment has proposed certain revisions to the Registration Statement as set forth on Exhibit C attached hereto, which ARYA proposes to incorporate in an amendment to the Registration Statement.
4.Staff's Comment: With reference to prior comment 6, please revise to explain the basis for describing the December 10 projections provided by Nautilus as "preliminary" and disclose whether such projections were prepared for AYRA or for Nautilus' internal use. With a view to possible disclosure, provide us the preliminary projections in your response and, to the extent those projections differ materially from the Nautilus Forecasts presented on page 14, explain the reason(s) for such differences.
Response: ARYA respectfully acknowledges the Staff’s comment and in response to the comment has proposed certain revisions to the Registration Statement as set forth on Exhibit C attached hereto to provide the Staff and the reader with additional context on the projections provided on December 10, 2020 as compared to the Nautilus Forecasts. ARYA has also provided the Staff with the December 10, 2020 projections on a supplemental basis by letter of even date herewith and included factors and assumptions that had a material impact on the changes between the information provided on December 10, 2020 and the Nautilus Forecasts.
Summary of ARYA Financial Analysis, page 114
5.Staff's Comment: We note your revisions and response to prior comment 9 and reissue. Explain why the Board decided to use the valuation of a single company as opposed to the median of the three highlighted companies that the ARYA Board identified in February 2021 as "similar life sciences tools providers." Also, explain how the Board determined that Seer, Inc. was the most comparable company as opposed to 908 Devices, Inc. and disclose the 908 Devices, Inc. equity valuation. In this regard, we note that the 908 Devices, Inc. initial public offering occurred in December 2020.
Response: ARYA respectfully acknowledges the Staff’s comment and in response to the comment has proposed certain revisions to the Registration Statement as set forth on Exhibit D attached hereto, which ARYA proposes to incorporate in an amendment to the Registration Statement. ARYA also respectfully advises the Staff that it has removed the highlighting of the three highlighted companies as ARYA’s board did not focus its review primarily on those three companies. The highlighting was a formatting error and was not intended to imply any particular focus on those three companies. With respect to 908 Devices, Inc., ARYA has not disclosed information relating to 908 Devices’ valuation at the time of its initial public offering as ARYA believes that would imply an analysis by the ARYA Board that did not occur. In response to the Staff’s comment, ARYA has instead disclosed the reasons that 908 Devices was not a focus of consideration (other than its inclusion in the table of life sciences tools companies). Specifically, the revised disclosure notes that 908 Devices’ product is focused on miniaturization of existing mass spectrometry technology for point-of-use applications such as field forensics. The ARYA Board considered 908 Devices’ technology and market focus to be substantially different than that of either Nautilus or Seer and did not view it as comparable (other than as a life sciences tools company considered as part of a broad selection of life sciences tools companies addressing markets and technologies not directly comparable to Nautilus’ market and technologies).

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,
Via E-mail:
		By:	/s/ Adam Stone
cc:	Christian O. Nagler		Name: Adam Stone
	Peter S. Seligson		Title: Chief Executive Officer
Kirkland & Ellis LLP

Robert F. Kornegay
Zachary B. Myers
Wilson Sonsini Goodrich & Rosati, P. C.

Exhibit A

Exhibit B

Exhibit C

Exhibit D